Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eli Electric Vehicles, Inc.
525 S Hewitt St
Los Angeles, CA 90013
www.eli.world

Up to $3,499,996.50 in Class A Common Stock at $5.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eli Electric Vehicles, Inc.
Address: 525 S Hewitt St, Los Angeles, CA 90013
State of Incorporation: DE
Date Incorporated: February 06, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 1,818 shares of Class A Common Stock
Offering Maximum: $3,499,996.50 | 636,363 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.50
Minimum Investment Amount (per investor): $275.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based:

24 Hrs Super Early Bonus (Limited Time)

Invest within the first 24 hours and receive 15% bonus shares.

48 Hrs Super Early Bonus (Limited Time)

Invest within the first 48 hours and receive 12% bonus shares.

72 Hours Limited Bonus

Invest within the first 72 hours and receive 10% bonus shares.

First Week Exclusive Bonus

Invest within the first week and receive 8% bonus shares.

2nd Week Exclusive Bonus

Invest within the first two weeks and receive a 6% bonus shares.

1st Month Exclusive Bonus

Invest within the first month and receive a 4% bonus shares.

<u>Amount-Based:</u>

$550+ | Tier 1

Receive 3% bonus shares.

$1,200+ | Tier 2

Receive 6% bonus shares.

$2,500+ | Tier 3

Receive 8% bonus shares.

$5,500+ | Tier 4

Receive 10% bonus shares + exclusive investor gift package.

$12,000+ | Tier 5

Receive 13% bonus shares + name recognition on special user manual + all lower-tier perks.

$25,000+ | Tier 6

Receive 16% bonus shares + all lower-tier perks.

**All perks occur when offering is complete.*

<u>The 10% StartEngine Owners' Bonus</u>

Eli Electric Vehicles, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding

Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5.50 / share, you will receive 10 additional shares of Class A Common Stock, meaning you'll own 110 shares for $550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Eli Electric Vehicles, Inc. reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reduce emissions and congestions in cities and communities. Eli manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, Eli's micro-EVs offer unparalleled features & value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. (Eli US) was formed on February 6, 2018, in the State of Delaware, as the headquarters of the company which manages future sales, marketing, operating, and administrative activities. Eli US is the parent company of Beijing Eli Electric Vehicles Co., Ltd. (Eli China), which was formed on October 12, 2015, in Beijing, China to establish a supply chain and production coordination of Eli's products. Binhan Li is the CEO and director of both Eli China and Eli US before and after the acquisition (as described hereunder). To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by Eli Electric Vehicles, Inc. on June 6th, 2019. Eli China became a 100% owned subsidiary of Eli US, with Eli US-issued common stock to the Binhan (Marcus) Li and Greenman Machinery for the shares they own in Beijing Eli. The acquisition is a strategic restructuring that establishes Eli as a hardware startup with the capability to manage the overseas supply chain and production activities.

In 2021, Eli US acquired EEV International Limited, a Hong Kong company, and its Chinese subsidiary, EEV Hainan Limited. EEV International and its subsidiary are planned to serve as the trade and export function of the company. Besides Eli China and EEV International, Eli also plans to establish a subsidiary in Europe in the future.

The company currently has operations and locations in Los Angeles, California, and

Beijing, China. The company's leadership team is based in California and the company currently has 20 team members.

Competitors and Industry

According to a McKinsey&Company report, the micro-mobility market size is estimated to reach $320 billion by 2030. About 60% of the car trips are under 8 km. According to MarketWatch, the market for low-speed electric vehicles is estimated to reach 8.4 billion dollars by 2026. In the US alone, 44 million homes are located within 2 miles of daily amenities, yet there are few options for attractive and affordable commuter micro-EVs.

The micro-EV/NEV market is an emerging product category. Our main competitors are Polaris GEM, ClubCar, and AIXAM, who are legacy golf carts or motorsport manufacturers. Their products are based on golf carts platform, as opposed to our purpose-built micro-EV platform that incorporates automotive features such as AC/Li-ion battery/power steering and power brake/enclosure. There are also automotive OEMs that introduced sub-brands of micro-EV products in Europe, most notably Citroen's AMI and Renault's Twizy.

Current Stage and Roadmap

Current Development Stage

As of today, Eli is already building its first vehicle model, Eli ZERO, in small volume. The company has already completed the following milestones:

- Successful Design, Development, and Proof of Concepts of our first production Eli ZERO.

- Successful Supply Chain, Engineering, and Tooling Developments.

- Multiple Rounds of Pre-Production Prototypes and Testings.

- Partnership with an established manufacturer on production.

- Partnership with a European Distributor with 2000+ dealerships in its network. Strong dealership interests in the U.S.

- Shipped testing vehicles to distributors in Europe.

- Fully homologated Eli Zero in EU.

- Received orders from European distributors.

- Building production vehicles in small volume.

Future Roadmap

- Deliver product to end customers through our European distribution network.

- Increase production volume, and increase sales to our European distributors.

- Carry out improvements of our existing model, and making plans for new vehicle models.

The Team

Officers and Directors

Name: Binhan (Marcus) Li

Binhan (Marcus) Li's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Overall responsible for the company's strategy and direction.

- **Position:** Director
  Dates of Service: February 06, 2018 - Present
  Responsibilities: Make decisions of issues that require Board of Director's approvals.

Other business experience in the past three years:

- **Employer:** Beijing Eli Electric Vehicles Co., Ltd.
  Title: CEO
  Dates of Service: October 12, 2015 - Present
  Responsibilities: R&D, operations, and overall responsibility for company's strategy and direction. Beijing Eli Electric Vehicles Co., Ltd. is the wholly owned subsidiary of Eli Electric Vehicle, Inc.

Name: Yibing (Sabrina) Yuan

Yibing (Sabrina) Yuan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** SVP Business Development and Strategy
  Dates of Service: September 15, 2019 - Present
  Responsibilities: Responsible for global business development and corporate strategy.

- **Position:** Company Secretary
  Dates of Service: September 20, 2019 - Present
  Responsibilities: To ensure the company complies with relevant legislation and

regulation and keeps Board Member(s) informed of their legal responsibilities.

Other business experience in the past three years:

- **Employer:** Securitai Inc.
  Title: Co-funder and Chief Operation Officer
  Dates of Service: March 15, 2018 - Present
  Responsibilities: Overall responsible for company's operation, business development, company strategy, and sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in an amount up to $5,000,000 dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an additional operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Eli Electric Vehicles, Inc. was formed on Feb 6, 2018. Accordingly, the Company has a

limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles, Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eli Zero is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as, EPA (United States Environment Protection Agency), US Department of Transportation, US customs, CARB (California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product in certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in Eli's hardware, software or network could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our products. Further, we rely on third-party technology and component suppliers to provide some of our technologies and components . Any disruptions of services or cyber-attacks either on our suppliers or on Eli's company, products or networks could harm our reputation and materially negatively impact our financial condition and business.

Our current or future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect.
Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits.
We sell a product that will be operated on public roads. There are numerous road accidents happen year. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of

our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Failure to address the service requirement of our future customers may cause issues to our business.
If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

Manufacturing and conducting business operations internationally may cause problems and present risk
We will work with suppliers and OEM partners in China to ensure the cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale is unproven and still evolving.
Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including with respect to: * lack of funding; * disruptions or delays in our vehicles supply chain; * operational disruptions caused by our business partners insolvencies or inability to deliver; * quality control deficiencies; * delays in the R&D of technologies necessary for our vehicles; * our vehicles not performing in line with user expectations and may contain defects; * environmental compliance, workplace safety, and relevant regulations; and * cost overruns. ☒

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.
Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to COVID-19 pandemic. We cannot assure such delay or disruption would not affect our business. We cannot assure that we can obtain sufficient amount of semiconductor chips at a reasonable cost given the global shortage. The increase in cost of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single sourced from our suppliers. If the suppliers we are current using failed to meet our demand with acceptable terms, we could be required to change suppliers, which could be costly and also cause delay in production. If we failed to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause material adverse impact on company operation and financial situation.

We are exposed to risks and disputes related to large number of crowdfunding investors, and international fundraising activities.
Due to the large number of investors brought in by crowd funding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.
No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.
There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.
We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with StartEngine without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.
If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through

either a sale of our company or a registration of the securities.
There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.
The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Binhan Li	900,000	Class B Common Stock	50.27%
Greenman Machinery Company Ltd.	400,000	Class A Common Stock	32.75%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, 2020 Series CF - Convertible Promissory Notes, Series Seed Preferred Stock, 2020 Series N1 Convertible Promissory Notes, and 2021 Series N1 Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 636,363 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 1,410,363 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to one vote per share.

Material Rights

The total amount outstanding includes 240,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 640,000 shares to be issued pursuant to stock options, reserved but unissued.

We established the Eli Electric Vehicles, Inc. 2019 Equity Incentive Plan, or the Plan, in June 2019. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs), stock appreciation rights, and restricted stock. The maximum number of shares of Common Stock which may be issued under the Plan from time to time is 880,000. As of the date of this offering memorandum, options have been granted to purchase 240,000 shares of our Common Stock.

Voting Rights of Securities Sold in this Offering: Each Subscriber shall appoint the

Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Preferred Stock.

We established the Eli Electric Vehicles, Inc. 2019 Equity Incentive Plan, or the Plan, in June 2019. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs)), stock appreciation rights, and restricted stock.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 880,000. As of the date of this offering memorandum, options have been granted to purchase 240,000 shares of our Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 900,000 outstanding.

Voting Rights

The holders of Class B Common Stock are entitled to four votes per share.

Material Rights

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Preferred Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Preferred Stock.

Voluntary conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.

Mandatory conversion upon transfer: If, at any time on or after the filing of the Second Amended and Restated Certificate of Incorporation, any share of Class B Common Stock shall not be owned, beneficially or of record by Binhan Li or any firm, corporation, partnership, LLC, association, join venture, trust unicorporated organization or any othe entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like).

2020 Series CF - Convertible Promissory Notes

The security will convert into Class a common stock and the terms of the 2020 Series CF - Convertible Promissory Notes are outlined below:

Amount outstanding: $1,376,849.29
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Qualified financing more than $500,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its common stock or preferred to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its common stock or preferred stock resulting in gross proceeds to the Company of at least $500,000(excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class A Common Stock at conversion price equal to the lesser of (i) 80% of the per-share price paid by the Investors or (ii) the price equal to the quotient of $18,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes and any other convertible notes or warrants issued on or prior to the date hereof.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 10 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Class A Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class A Common Stock at a price per security equal to the quotient of $18,000,000 dollars divided by the aggregate number of outstanding shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes and any other convertible notes or warrants issued on or prior to the date hereof.) as soon a reasonably practicable following the Maturity Date.

Voting Matters.

Please note that this Convertible Note will convert to Class A Common Stock however this will not contain any voting rights and will have a Voting Proxy. Upon conversion, the holder(s) of underlying shares of the Securities in this offering shall grant the Company a proxy and allow the Company's CEO to vote their shares on all matters submitted to a vote of such holder(s), including the election of directors, and to execute all appropriate instruments consistent with the Subscription Agreement on behalf of such holder(s) if, and only if, such holder(s)fails to vote all of such his or her shares or execute such other instruments in accordance with the provisions of the Subscription Agreement within five (5) business days of the Company's or any other party's written request for such written consent or signature. The proxy and power granted by holder(s) pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term of the Subscription Agreement. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder, as applicable, and, so long as any party hereto is an entity, will survive the merger or reorganization of such party or any other entity holding any such Securities. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of common stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the common stock.

Series Seed Preferred Stock

The amount of security authorized is 8,000,000 with a total of 3,458,340 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of series seed preferred stock ($1.42), provided that if the holder of the warrants, who is a creditor of the Company, has not exercised the warrant within 12 months of the date of issuance, the warrant holder may elect to exercise the warrant at the exercise price of $0.0001 per share and cancel and forgive the loan amount and any other related outstanding indebtedness.

Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis. If the full and effective exercise of any rights of such Warrant Holder in accordance with this Agreement requires its prior exercise of a Warrant, the Company shall, and the Stockholders shall, subject to applicable laws, use their voting and management power to procure that the Company shall allow the exercise of such Warrant (subject to the terms therein) and to provide such commercially reasonable assistance (including the reasonable extension of any time constraint pertaining to the exercise of any rights of such Warrant Holder under this Agreement) as may be reasonably requested by such Warrant Holder.

Distribution rights and preferences: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

Liquidation rights and preferences: No preferences, same as Common Stock. A merger, reorganization of similar transaction will be treated as a liquidation

Dividend rights: Dividend rights with no preferences, same as Common Stock.

Preferred Stock Protective Provisions: At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding (assuming all the Warrants exercised), the Corporation will not merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

2020 Series N1 Convertible Promissory Notes

The security will convert into Class a common stock and the terms of the 2020 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $100,000.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2020 Series N1 Convertible Promissory Notes.

2021 Series N1 Convertible Promissory Notes

The security will convert into Class a common stock and the terms of the 2021 Series N1 Convertible Promissory Notes are outlined below:

Amount outstanding: $1,204,827.00
Maturity Date: December 31, 2022
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with 2021 Series N1 Convertible Promissory Notes.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $53.03
  Number of Securities Sold: 530,363
  Use of proceeds: R&D, SG&A, Tooling Development
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $80,002.80
  Number of Securities Sold: 56,340
  Use of proceeds: General and Administrative
  Date: September 30, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $90.00
  Number of Securities Sold: 900,000
  Use of proceeds: R&D, SG&A, Tooling Development
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General Operations
  Date: August 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,376,849.29
  Use of proceeds: General Operations
  Date: August 15, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $1,204,827.00
  Use of proceeds: General Operations. See Debt section for details.
  Date: July 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $4,930,434.78

Use of proceeds: R&D, General and Administrative, Fixed Assets(Tooling Development) | This debt is raised by the company's subsidiary. Series Seed Warrant was issued in combination to the debt, with the warrant's exercising price equals to the underlying debt's principle USD equivalence. Details are disclosed in the financial and debt section.
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2019 was $2,448, and revenue for fiscal year 2020 was $8,473. As of December 31, 2020, the end date of our financial statements, the company was still pre-production. We officially began producing in limited quantities starting Jan. 2021 and shipping sample vehicles to our distributors. By the end of 2020, we have not yet officially began production and sales. Revenue mainly came from a sample vehicle we shipped to our distributor at the end of year.

Cost of Goods Sold

Cost of goods sold in 2019 was $2,565, compared to $9,271 in 2020. Again, the company was pre-production during these two years as previously discussed above.

Gross Margins

Since the company was pre-production and essentially pre-revenue, margins were minimal these two past fiscal years. Gross profit was ($117) in 2019 and ($798) in 2020.

Expenses

The company's total operating expenses increased to $2,065,208 in 2020 from $1,647,799 in 2019. Our largest expense for both years related to general and administrative expenses in developing our products, which were $1,629,060 in 2019 and $2,042,613 in 2020. Sales and marketing expenses increased slightly to $22,596 in 2020 from $18,739 in 2019. We subcontracted our vehicle production to an automotive manufacturer in Jiangsu, China, and our Beijing-based subsidiary, and the product team is highly involved with the production process and quality control.

Historical results and cash flows:

Mass sales have not begun, and we are targeting a goal to begin sales by the end of 2021. During the pre-revenue stage, the company was funded through investments and not through its own sales revenue, and the company plans to continue its debt and equity fundraising to continue its operation. A major expense of the company during the product development stage was capital expenses necessary for the product's development and production preparation. These one-time asset acquisitions are not recurrent unless new products are developed in the future. The company believes that the historical financial results are thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Besides cash on hand of approximately $100,000, and around $70,000 in escrow from our previous fundraise, we are also beginning to turn current inventory into sales revenue as we begin limited sales and productions. We are also in talk with current shareholders to extend additional loans to the company, before the company is able to secure additional investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company intends to raise additional funds through this campaign, which is critical to the company's operations. The company is beginning limited sales and will slowly generate sales revenue to support part of its activities. However, the funds of this campaign will still be a critical resource to support the company's business activities in calendar year 2021.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary to the viability of the company. Although production in small batches has successfully begun, we plan to raise additional funds to sustain operations and begin sales. The company has successfully developed its first vehicle and is beginning its production and sales. The funds from this campaign is necessary to the viability of the company, as it will be supporting the company's activities in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum offering amount would not allow us to sustain operations unless we close additional commitments outside of this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum funding goal may enable us to continue sales and production of our first product, in limited capacity, through the calendar year 2022. This is based on a monthly burn rate of $200,000, including salary, minimal working capital, and other varying operational costs. The sustainability of the business depends on the speed of the raise, how fast we can grow our sales, and whether we can achieve positive cash flow. This depends on various factors such as per vehicle margin in relation to our ability to lower our bill of materials (BOM) costs, optimizing payment terms with our distributor, and whether we are able to secure additional working capital through financing, credit or loans, in order to expand production.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise additional funds from outside of this campaign as well.

Indebtedness

- **Creditor:** Binhan Li
  Amount Owed: $517,391.30
  Interest Rate: 0.0%
  Maturity Date: November 03, 2021
  This Loan is under the company's subsidiary, disclosed here as consolidated indebtedness. Maturity: The earlier date of (a) the Borrower received necessary approvals from the Chinese regulatory agencies on the foreign investment and (b) 12 months after the date of this agreement. If the Borrower fails to receive such necessary approvals prior to the 12-month anniversary date of the loan

agreement, the Borrower may exercise the Warrant at the par value with the outstanding loan cancelled; transfer the Warrant to qualified third party; or extend, upon the conent from the Company, the maturity date for aother 12 months. Warrant: the creditor shall receive warrants to purchase shares of series seed preferred stock of the company at the exercise price of the original issue price of series seed preferred stock , provided that if the creditor has not exercised the warrant within 12 months of the date of issuance, the warrant holder may elect to exercise the warrant at the exercise price of $0.0001 per share and cancel and forgive the loan amount and any other related outstanding indebtedness.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $2,173,913.04
  Interest Rate: 0.0%
  Maturity Date: November 06, 2022
  This loan is under the company's subsidiary, shown here as consolidated indebtedness. Maturity: The earlier date of (a) the Borrower received necessary approvals from the Chinese regulatory agencies on the foreign investment to exercise its warrant issued to the creditor and (b) 12 months after the date of this agreement. The Creditor was issued warrant opposite its value of the loan provided to the company, if the Borrower fails to receive such necessary approvals prior to the 12-month anniversary date of the loan agreement, the Borrower may exercise the Warrant at the par value with the outstanding loan cancelled; transfer the Warrant to qualified third party; or extend, upon the conent from the Company, the maturity date for another 12 months(maturity noted above is the date after this extension). Warrant: The Borrower shall receive warrants to purchase shares of certain series of preferred stock of the Company at the exercise price equal to the total outstanding Principal in USD, provided that the exercise price may be the par value of the underlying shares pursuant to the terms of the loan agreement. Assignment: The Company may not assign or transfer such loan agreement without the Borrower's consent while the Borrower may transfer to its affiliate upon notification to other parties. The Maturity Date is agreed to extend to 11/06/2022 From previous 11/06/2021. This debt item was previously disclosed as $2,898,550.72, which incorrectly includes a separate $724,637.68, here disclosed separately below.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $724,637.68
  Interest Rate: 0.0%
  Maturity Date: December 09, 2022
  Nature and terms same as loan arrangements above. The creditor has agreed to extend the Maturity Date of this loan from 12/09/2021 to 12/09/2022.

- **Creditor:** Xun Li
  Amount Owed: $797,101.45
  Interest Rate: 0.0%

Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above. The company is currently in talk with creditors who are also warrant holders, to extend the maturity date for one year.

- **Creditor:** Bosheng Wang
Amount Owed: $72,463.77
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Wen Li
Amount Owed: $36,231.88
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Xiuqin Liu
Amount Owed: $144,927.54
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Fujun Zheng
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 06, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Kang Zheng
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 04, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Yong Liu
Amount Owed: $14,492.75
Interest Rate: 0.0%
Maturity Date: November 07, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Zhihui Lv
Amount Owed: $28,985.51
Interest Rate: 0.0%
Maturity Date: November 08, 2021
Nature and terms same as loan arrangements above

- **Creditor:** Zheng Yin
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 08, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Haibo Pan
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 05, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xianming Gong
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 05, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xiaoping Ye
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 07, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xuli Yu
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Shunhong Yu
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Ting Wang
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Miao Zhang
  Amount Owed: $14,492.75
  Interest Rate: 0.0%

Maturity Date: November 07, 2021
Other terms same as loan arrangements above

- **Creditor:** Jianping Huo
  Amount Owed: $28,985.51
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Jingwen Sun
  Amount Owed: $28,985.51
  Interest Rate: 0.0%
  Maturity Date: November 06, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Tianhua Li
  Amount Owed: $14,492.75
  Interest Rate: 0.0%
  Maturity Date: November 08, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Juan Yang
  Amount Owed: $188,405.80
  Interest Rate: 0.0%
  Maturity Date: November 11, 2021
  Nature and terms same as loan arrangements above

- **Creditor:** Xun Li
  Amount Owed: $153,141.70
  Interest Rate: 12.0%
  Maturity Date: December 31, 2021
  This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Yujie Li
  Amount Owed: $321,597.57
  Interest Rate: 8.0%
  Maturity Date: November 10, 2021
  This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Binhan Li
  Amount Owed: $245,026.72
  Interest Rate: 0.0%
  Due upon request. This loan is under the company's subsidiary, disclosed here as consolidated indebtedness.

- **Creditor:** Greenman Machinery Company
  Amount Owed: $1,204,826.91
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  This item was previously a loan with a principle of CN¥7,792,700, previously disclosed as USD$1,193,387.34, with the exchange rate of 6.5299. The creditor and the company has agreed to turn this loan into a convertible note of USD$1,204,826.92, with an agreed upon exchange rate of 6.4679. Outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert into Equity Securities sold in the Qualified Financing. Valuation Cap: $16,000,000 Discount Rate: 20%

- **Creditor:** Greenman Machinery Company
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022
  This is a convertible note, where outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert into Equity Securities sold in the Qualified Financing. Valuation Cap: $16,000,000 Discount Rate: 20%

- **Creditor:** Crowdfunding Investors
  Amount Owed: $1,376,849.29
  Interest Rate: 5.0%
  Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2019, Eli's subsidiary has purchased technical services and acquired tooling necessary from Greenman for Eli ZERO's vehicle parts production, totaling $818,004; in 2020, Eli's subsidiary has acquired tooling from Greenman for its parts production totaling $266,667. Since December 31 2020 to date, Eli has acquired additional tooling, and purchases services and technical services from Greenman, totaling $189,576.
  Material Terms: Purchases

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2019, Eli sold $2,766 in material and vehicle parts to Greenman.
  Material Terms: Purchases

- **Name of Entity:** Beijing Toppo Machinery Company
  Names of 20% owners: Greenman Machinery Company
  Relationship to Company: subsidiary to 20%+ owner
  Nature / amount of interest in the transaction: In 2019, Eli's subsidiary acquired tooling necessary for its parts production, from Greenman's subsidiary, totaling $519,003; and in 2020, totaling $99,080; and December 31, 2020 to date, totaling $99,080.
  Material Terms: Purchases

- **Name of Entity:** Yujie Li
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Loan provided to Company's subsidiary in 2020.
  Material Terms: Principle: $321,598; Interest Rate: 8%; Maturity Date: November 10, 2021

- **Name of Entity:** Binhan Li
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan provided to Company's subsidiary to date after 2020, in additional to loans made to company before 2020. Current Amount: $245,026.72.
  Material Terms: Interest Rate: 0%; Maturity Date: due upon request

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In 2020, company issued convertible note to Greenman.
  Material Terms: Note Amount $100,000; Interest Rate 5%; Discount Rate 20%; Valuation Cap $16,000,000.

- **Name of Entity:** Greenman Machinery Company
  Names of 20% owners: No single shareholder with more than 20% ownership
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to Company's subsidiary.
  Material Terms: Total $2,898,550.72, of which $724,636 provided in 2020. Interest: 0%; Maturity Date: November 6, 2021. In 2020, Greenman also entered into series of note payable with the company's subsidiary, with amount of $571,632 in 2020 and $621,755 in 2021, totaling $1,193,387, with interest rate of 5%, and maturity date of December 31, 2022. See Debt section for details. The company was having ongoing negotiation with creditor on turning the note payable into a convertible instrument, with terms similar to that of 2020 Series N1- Convertible Notes.

- **Name of Entity:** Greenman Electric Vehicles

Names of 20% owners: Greenman Machinery Company
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2020, Eli sold $1,728 in material and vehicle parts to Greenman EV, currently as receivable. In 2021, Greenman EV bought vehicle parts and sub-assemblies totaling $375,135.01, for contract assembly of Eli ZERO, under an assembly agreement. In 2021, Eli bought assembled vehicles and certain parts from Greenman EV, totaling $54,976.68.
Material Terms: Payables and receivables.

Valuation

Pre-Money Valuation: $31,727,866.50

Valuation Details:

Eli Electric Vehicles, Inc. set its pre-money valuation based on a combination of DCF analysis and market comparative approach. The assumptions used in the DCF analysis were based on our first vehicle model Eli ZERO begin sales in 2021, at EXW ASP of $8,600 with parts and accessories in its first year. According to the company's current sales projection, sales revenue for 2021 and 2022 are estimated to be around $0.65M and $18.3M respectively; resulting in estimated cash flow of $-1.4M and $2.1M. As the company expand to 4 total vehicle models by the end of 2025, with expanded sales networks and new regions, it is estimated to reach sales of 40k vehicles by 2025, resulting in estimated cash flow of $21.5M from $310M in sales. The company have factored in a high cost of capital at 30%, resulting in a valuation of around $33.8M, and did not factor in other possible revenue streams from business models other than vehicle sales. However, the company is still considering the pre-money valuation at around $31.7M.

The company set its pre-money valuation internally without a formal third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, and all outstanding options and any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,681,676.29 in Convertible Notes outstanding, and as of August 20, 2021, these convertible notes will convert into 874,790 shares of Class A Common Stock during this Reg CF offering, once the raised amount reaches $500,000. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Increase campaign marketing spend

If we raise the over allotment amount of $3,499,996.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  30.0%
  Production, procurement, and other operational and day to day expenses.

- *Tooling*
  15.0%
  Fixed assets and tooling investment.

- *Marketing*
  12.5%
  Promotion and sales and events.

- *Company Employment*
  24.0%
  Payroll expenses, new hires.

- *General Operations and other*
  15.0%
  Day to day operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.eli.world (www.ir.eli.world).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eli

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eli Electric Vehicles, Inc.

[See attached]

ELI ELECTRIC VEHICLES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Eli Electric Vehicles, Inc.
Los Angeles, California

Opinion

We have audited the consolidated balance sheet of Eli Electric Vehicles, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Eli China, a wholly owned subsidiary, which statements reflect total assets and revenues constituting 99 percent and 99 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Eli China, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eli Electric Vehicles, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Eli Electric Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020**.**

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eli Electric Vehicles, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 26, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	96,428	$	380,739
Prepaids and other current assets		359,445		609,948
Inventory		252,254		-
Total Current Assets		708,126		990,687
Proptery and equipment, net		2,134,153		1,033,495
Intangible Assets, net		590,812		600,539
Other Long term assets		11,861		49,985
Total Other Assets		602,673.04		650,524.17
Total Assets	$	3,444,953	$	2,674,705
LIABILITIED AND SOTCKHOLDERS' EQUITY				
Current Liabilities	$	576,573	$	17,933
Other Payables		2,373,997		1,532,953
Loan from Shareholders		4,359,643		2,691,304
Total Current Liabilities		7,310,214		4,242,191
Total Liabilities		7,310,214		4,242,191
STOCKHOLDERS' EQUITY				
Preferred Stock		6		6
Common Stock Class A		53		53
Common Stock Class B		90		90
Currency Translation Adjustment		(187,138)		-
Retained Earnings		(1,647,631)		-
Additional Paid In Capital		79,997		79,997
Net Income		(2,110,638)		(1,647,632)
Total stockholders' equity		(3,865,261)		(1,567,486)
Total liabilities and stockholders' equity	$	3,444,953	$	2,674,705

See accompanying notes to financial statements

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 8,473	$ 2,448
Cost of goods sold	9,271	2,565
Gross profit	$ (798)	$ (117)
Operating expenses		
General and administrative	2,042,613	1,629,060
Sales and marketing	22,596	18,739
Total operating expenses	2,065,208	1,647,799
Operating income/(loss)	$ (2,066,006)	$ (1,647,916)
Other Income and Expense		
Interest Income	198	322
Interest expense	22,491	0
Other Income	25,536	752
Other Expense	47,875	791
Income/(Loss) before provision for income taxes	$ (2,110,638)	$ (1,647,632)
Provision/(Benefit) for income taxes	-	-
Net income/(loss)	$ (2,110,638)	$ (1,647,632)

See accompanying note to the financial statements

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020 and 2019

	Common Stock Class A		Common Stock Class B		Series Seed Preferred Stock		Additional Paid In Capital (APIC)	Currency Translation Adjustment	Accumulated Deficit	Total Stockholders' Equity
(In $US Dollars)	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	-	$ -	-	-	-	$ -	$ -	$ -	$ -	$ -
Net Income/(Loss) December 31, 2019	-	-	-	-	-	-	-		(1,647,632)	(1,647,632)
Issuance of common shares	530,363	53	900,000	90	-	-	-		-	143
Issuance of Series Seed Preferred Stock					56,340	6	79,997		-	80,003
Balance—December 31, 2019	530,363	$53	900,000	$90	56,340	$6	$79,997		(1,647,632)	(1,567,486)
Net Income/(Loss) December 31, 2020									(2,110,638)	(2,110,638)
Currency Translation Adjustment								(187,138)		(187,138)
Balance - December 31, 2020	530,363	$ 53	900,000	$ 90	56,340	$ 6	$ 79,997	$ (187,138)	$ (3,758,270)	$ (3,865,261)

See accompanying notes to financial statements.

ELI ELECTRIC VEHICLES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $US Dollars)		2020		2019
OPERATING ACTIVITIES				
Net Income	$	(2,110,638)	$	(1,647,632)
Adjustments to reconcile Net Income				
to net cash provided by operations:				
Depreciation of property		296,391		39,295
Amortization of intangibles		41,417		20,708
Inventory		(252,254)		-
Goodwill impairment				349,661
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		250,503		(609,948)
Other long term assets		6,435		(1,029,254)
Accounts payable and accrued expenses		558,640		17,933
Other current liabilities				
Net cash provided/(used) by operating activities	$	(1,209,506)	$	(2,859,236)
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(1,397,050)		(1,072,790)
Cash acquired in a share exchange acquisition		-		8,361
Net cash provided/(used) in investing activities	$	(1,397,050)	$	(1,064,429)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Shareholder loan		1,668,338		2,691,304
Borrowing on Non Shareholder loan		841,044		1,532,953
Equity raise		-		80,146
Net cash provided/(used) by financing activities	$	2,509,382	$	4,304,404
Effect of foreign currency exchange rate changes on cash		(187,138)		-
Change in cash, cash equvalents and restricted cash		(284,311)		380,739
Cash equvalents and restricted cash —beginning of year		380,739		-
Cash equvalents and restricted cash —end of year	$	96,428	$	380,739

See accompanying notes to the financial statements

1. NATURE OF OPERATIONS

Eli Electric Vehicles, Inc. was formed on February 6, 2018 ("Inception") in the State of Delaware. On June 6, 2019, Eli Electric Vehicles, Inc. acquired Beijing Eli Electric Vehicles Co., Ltd (Eli China) , its wholly owned subsidiary. The financial statements of Eli Electric Vehicles, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California

Eli Electric Vehicles Inc. is a micro-EV startup. At Eli, we reimagine personal vehicles of the future by creating compact, efficient, clean and affordable micro-EVs. Eli focuses on attributes that make daily short trips convenient and fun, while at scale, can drastically reduce emission and congestions in cities and communities.

We have finished developing our first micro-EV, Eli ZERO. We are preparing for Eli ZERO's production, delivery and sales in Q4, 2020. Our first car Eli ZERO is street legal as a light-quad in EU and as an NEV in the US. Combining state-of-art design with strong supply chain capability, ZERO offers unparalleled features and value in its category. It combines the comfort of a car and the convenience of a scooter. Eli ZERO is perfect for daily urban trips, in addition to or as a replacement for SUVs and sedans in cities and communities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Eli Electric Vehicles, Inc., and Eli China, a wholly owned subsidiary over which Eli Electric Vehicles, Inc exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its acquired intangibles, such as intellectual property & technology. Intangible assets are amortized over 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired. Fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples or appraised values, as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Eli Electric Vehicles, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency of the Company. The functional currency of the company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of electrical vehicles through EU distributors in the European markets and US dealers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. ACQUISITION

On June 6, 2019, the company entered into equity transfer agreement with Binhan Li and Greenman Machinery, pursuant Binhan Li and Greenman Machinery shall transfer to the company their respective equity interest in Beijing Eli Electric Vehicles Co, Ltd. As a return, the company approved sales of 900,000 common stock class A at par value of 0.0001 per share to Binhan Li, for total value of $ 90 and 400,000 common stock class B at par value of 0.0001 per share to Greenman Machinery, for total value of $ 40. The following table outlines the purchase price allocation:

Cash	$	8,361
Prepaids and other current assets		445,708
Property and equipment		57,006
Intangible assets		621,247
Goodwill		349,661
Liabilities		(1,481,853)
Consideration exchanged	**$**	**130**

Since the Company is not operating profitably, the Company, has fully impaired the goodwill of $349,661 in the year ended 2019, and recorded the related expense in General and Administrative expense line item.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current liabilities consist of the following items:

As of December 31,		2020		2019
Prepaids and other current assets	$	359,445	$	609,948

Other current liabilities consist of the following items:

Current Liabilities	$	576,573	$	17,933
Other Payables		2,371,595		1,532,953
	$	2,948,169	$	1,550,887

5. PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,		2020		2019
Furniture & Equipment	$	2,525,776	$	1,107,767
Total Property & Equipment, at cost		2,525,776		1,107,767
Accumulated depreciation		(391,623)		(74,272)
Property & Equipment, net	$	2,134,153	$	1,033,495

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was $296,391 and amount of $39,295, respectively.

6. INTANGIBLE ASSETS

As of December 31, intangible assets consisted of:

As of December 31,		2020		2019
Beginning Balance Intangible Assets, at cost	$	650,524	$	-
Acquired technology and intellectual property		-		650,524
Acquired Goodwill		-		349,661
Goodwill writeoff		-		(349,661)
Accumulated amortization		(41,417)		(20,708)
Intangible Assets, net	$	602,673	$	629,816

Amortization expense for the fiscal year ended December 31, 2020 and 2019 was in the amount of $41416 and $20,708., respectively. The schedule of future amortization is as follows:

Period	Amortization Amount	
2021	$	41,416
2022		41,416
2023		41,416
2024		41,416
2025		41,416
Thereafter		395,593
Total	$	602,673

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company's authorized share capital consisted of 10,000,000 of common shares class A with a par value of $ 0.0001 and 2,000,000 of common shares class B with a par value of $ 0.0001 and 8,000,000 of preferred shares with par value of $0.0001 per share.

Common Stock

As of December 31, 2020, 530,363 shares of common stock class A are issued and 900,000 of common stock class B are issued.

Preferred Stock

As of December 31, 2020, 56,340 shares of preferred stock are issued for the amount of $ 80,003.

8. DEBT

Shareholder loans

During 2019, the company entered into loans agreements with certain shareholders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company also entered into a series of notes payable for aggregate proceeds of $671,632, at interest rate of 5% per annum, and are due on 12/31/2022. Interest expense was recorded in 2020 in the amount of $13,888. This amount was accrued is included in the outstanding balance at December 31, 2020.

Total outstanding of shareholder loan as of December 31, 2020 and 2019 were $4,359,643 and $ 2,691,304, respectively.

Other loans payable

During 2019, the company entered into loans agreements with several individual lenders. The loans do not have a stated interest and mature within 12 months from issuance with an additional 12 month extension.

In 2020, the company secured a loan of $321,598 from a related party individual, with an annual interest rate of 8%, mature on 11/10/2021; and another loan from an individual lender of $153,142, mature on 8/18/2021, with an interest rate of 12% per annum. The company also entered into a series of convertible notes from its Crowdfunding campaign for aggregate proceeds of $250,432 by the end of 2020, at interest rate of 5% per annum, mature on 12/31/2022. The interest on these notes are included within accrued liabilities.

Total outstanding of other loan as of December 31, 2020 and 2019 were $2,373,997 and $1,514,492, respectively . The entire loan balance has been classified as current.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of December 31,		2020		2019
Net Operating Loss	$	(2,110,638)	$	(1,647,632)
Valuation Allowance		2,110,638		1,647,632
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and 2019 are as follows:

As of December 31,		2020		2019
Net Operating Loss	$	(2,110,638)	$	(1,647,632)
Valuation Allowance		2,110,638		1,647,632
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $3,758,270. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY

The Company received several loans from their shareholders, all listed under note 8 'Debt'.

During 2020 and 2019, the Company had related party transactions with Greenman Machinery Company, Ltd ("Greenman"), one of the company's key shareholders. The Company also had related party transactions with wholly owned subsidiaries of Greenman, Beijing Toppo Machinery Co., Ltd. and Greenman Electric Vehicles Co., Ltd.

Below outlines the related party transactions for each year:

Purchases from Related Parties	**2020**	**2019**
Greenman Machinery Company Ltd.	$ 266,667	$1,282,556
Beijing Toppo Machinery Co., Ltd.	99,080	519,003
Total Related Party Purchases	$ 365,747	$1,801,559

Sales to Related Parties	**2020**	**2019**
Greenman Machinery Company Ltd.	$ 0	$2,766

Receivables from Related Parties	**2020**	**2019**
Greenman Electric Vehicles Co., Ltd.	$1,728	$ 0

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $3,758,270 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Beijing Eli Electric Vehicles Co., Ltd

INDEPENDENT AUDITORS' REPORT

For Fiscal Year 2019 and 2020

Beijing Eli Electric Vehicles Co., Ltd

Fiscal Year 2019 and 2020

CONTENTS

● **Shanghai Office**

6 Floor, Building 2,
No.35 Meiyuan Road,
Jingan District,
Shanghai 200070,
P.R.C.
Tel: +86 21 5101
2826 +86 21 5169
3801

● **Beijing Office**

Room 506, Unit A,
No.12 Jianguomenwai
Avenue, Chaoyang
District, Beijing
100022, P.R.C.Tel:
+86 10 6566 6817

INDEPENDENT AUDITORS' REPORT

PASH D (2021) No.0022

To the Shareholder of Beijing Eli Electric Vehicles Co., Ltd:

We have audited the accompanying financial statements of Beijing Eli Electric Vehicles Co., Ltd, which comprise the balance sheets as of December 31, 2019 and 2020, and the related statements of operations and changes in retained earnings (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beijing Eli Electric Vehicles Co., Ltd as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

EunaCon Perfect Alliance CPA

EunaCon Perfect Alliance CPA.GP

Shanghai P.R.China

April 19, 2021

Beijing Eli Electric Vechicles Co.,Ltd

BALANCE SHEETS Unit: CNY

ASSETS	Year Ended December 31, FY 2019	FY 2020
Current assets:		
Cash and cash equivalents	2,452,475.48	596,344.50
Accounts receivables, net	-	-
Notes receivables, net	-	-
Other receivables, net	40,029.81	46,502.00
Inventory	-	1,647,191.20
Security deposit	-	-
Prepaid expenses	2,425,840.17	942,405.63
Other current assets	1,742,771.09	1,357,867.66
Total current assets	6,661,116.55	4,590,310.99
Non-current assets:		
Fixed assets	7,131,112.94	13,935,808.04
Construction in process	344,898.23	77,451.33
Long-term Investment	-	-
Intangible assets, net	4,286,603.75	3,857,943.38
Total non-current assets	11,762,614.92	17,871,202.75
TOTAL ASSETS	18,423,731.47	22,461,513.74
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)		
Current liabilities:		
Accounts payables	77,901.60	3,621,696.30
Customer advances	-	-
Salaries payable	24,793.77	19,178.87
Corporate taxes payable	21,045.27	11,426.23
Interest payables	-	125,574.12
Other payable	29,147,379.33	41,465,877.49
Total current liabilities	29,271,119.97	45,243,753.01
Total liabilities	29,271,119.97	45,243,753.01
Shareholder's equity (deficit):		
Common stock	13,000,000.00	13,000,000.00
Retained earnings (deficit)	(23,847,388.50)	(35,782,239.27)
Total shareholder's equity (deficit)	(10,847,388.50)	(22,782,239.27)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	18,423,731.47	22,461,513.74

See accompanying notes to financial statements.

Beijing Eli Electric Vechicles Co.,Ltd

STATEMENTS OF OPERATIONS AND CHANGES IN RETAINED EARNINGS (DEFICIT) Unit：CNY

	Year Ended December 31,	
	FY 2019	FY 2020
Revenues:		
Sales income	16,890.27	1,196,966.74
Total revenues	16,890.27	1,196,966.74
Cost of revenues:		
Cost of goods sold	23,158.57	69,755.98
Total cost of revenues	23,158.57	69,755.98
Gross profit	(6,268.30)	1,127,210.76
Expenses:		
Selling	269.03	332,345.29
General and administrative	8,426,258.60	12,435,882.70
Total expenses	8,426,527.63	12,768,227.99
Income (loss) before other income (expenses):	(8,432,795.93)	(11,641,017.23)
Interest income	83.10	-
Interest expense	-	139,700.23
Impairment loss	-	-
Other income	5,190.61	176,201.72
Other expenses	5,454.99	330,335.03
Income (loss) before provision for income taxes:	(8,432,977.21)	(11,934,850.77)
Corporate income taxes	-	-
Net income (loss)	(8,432,977.21)	(11,934,850.77)
(Deficit), beginning of year	(15,414,411.29)	(23,847,388.50)
Retained earnings (Deficit), end of year	(23,847,388.50)	(35,782,239.27)

See accompanying notes to financial statements.

Beijing Eli Electric Vechicles Co.,Ltd

STATEMENTS OF CASH FLOWS Unit：CNY

	Year Ended December 31,	
	FY 2019	FY 2020
Cash flows from operating activities:		
Proceeds from sale of goods and rendering of services	19,086.00	1,174,518.14
Proceeds from tax refund	-	1,087,378.75
Proceeds from other operating activities	5,727,659.52	12,581,976.28
Sub-total of cash inflows	5,746,745.52	14,843,873.17
Payment for goods and services	2,684,095.43	2,245,448.90
Payment to and for employees	4,597,098.88	4,502,960.13
Payment of various taxes	107,396.20	68,427.46
Payment for other operating activities	6,306,299.06	7,181,055.66
Sub-total of cash outflows	13,694,889.57	13,997,892.15
Net cash provided by operating activities	(7,948,144.05)	845,981.02
Cash flows from investing activities:		
Purchase of property, furniture and equipment	7,920,067.17	7,102,112.00
Purchase of intangible assets		
Other cash received from investing activities:		
Net cash (used) by investing activities	(7,920,067.17)	(7,102,112.00)
Cash flows from financing activities:		
Proceeds of investment from shareholders	25,200,000.00	1,800,000.00
Cash received from creditors	200,000.00	4,100,000.00
Sub-total of cash inflows	25,400,000.00	5,900,000.00
Repayments for debts	200,000.00	1,500,000.00
Payment for other financing activities	6,937,000.00	
Sub-total of cash outflows	7,137,000.00	1,500,000.00
Net cash (used) provided by financing activities	18,263,000.00	4,400,000.00
Effect of foreign exchange rate changes on cash and cash equivalents	-	-
Net change in cash and cash equivalents	2,394,788.78	(1,856,130.98)
Cash and cash equivalents, beginning of year	57,686.70	2,452,475.48
Cash and cash equivalents, end of year	2,452,475.48	596,344.50

See accompanying notes to financial statements.

1. ORGANIZATION AND BUSINESS

Beijing Eli Electric Vehicles Co., Ltd (the "Company") was organized on October 12, 2015 under the laws of the P.R.China and commenced business operations in the P.R.China. The Company is 100% owned by Eli Electric Vehicles, Inc.

The company's main business activity is to design, develop and produce electric vehicles, and sales through dealers and distributors in the EU and the US market. The company also provides services in connection with the products sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

4) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, based on the history of past write-offs and collections, management evaluates accounts receivable balances and establishes an allowance for doubtful accounts when necessary.

5) Inventory

The Company's inventory purchased from parts suppliers and maintained in company and OEM factory. The OEM factory utilized the parts purchased by company to manufacture the final products.

The VMI inventory is stated at the lower of cost or market utilizing the First-In-

First-Out method, and held by the customer until utilized.

6) Property, Furniture and Equipment and Depreciation

Property, furniture and equipment are stated at cost and depreciated over their estimated useful lives utilizing the straight-line method. The useful lives of property, furniture and equipment for purposes of computing depreciation are as follows:

Computer and equipment	3 or 5 years
Furniture	5 years
Leasehold improvements	Shorter of remaining lease term or asset's life

7) Intangible Assets and Amortization

Intangible assets include costs of software licenses and patents which are being amortized on a straight-line basis over a 15-year period.

8) Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 740, "Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequences for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Currently, the 2020 tax year filings are in process and tax filings for 2019 are open and subject to examination by the tax authorities.

9) Accounting for Uncertainty in Income Taxes

The Company follows the provisions of FASB ASC 740-10-25 "Accounting for Uncertainty in Income Taxes", which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of December 31, 2020. It is not anticipated that there will be any uncertain tax positions within 24 months of the reporting date.

10) Fair Value Measurements

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs –	Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs –	Inputs other than quoted prices included in level 1 that are observable either directly or indirectly.
Level 3 Inputs –	Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

FASB ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The principle of valuation techniques is to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2020, the following assets and liabilities were required to be reported at fair value on a recurring basis. Except for the investment and deposits for investment, carrying values of non-derivative financial instruments, including cash, accounts receivable, other receivables, security deposit, prepaid expenses, accounts payable and accrued expenses, customer advances, corporate taxes payable and other payable, approximate fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the years ended December 31, 2020.

11) Revenue Recognition

Sales revenues are recognized at the time products are shipped or withdrawn by the customer under the VMI model, substantial risks of ownership are transferred to the customer, and collectability is reasonably assured.

Service revenue is recognized when the earnings process is complete and collectability is reasonably assured which is usually upon completion of the specified services.

12) Operating Lease and Deferred Rent

The Company recognizes rental expense on a straight-line basis over the term of the operating lease, and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent.

13) Advertising and Marketing

The Company recognizes advertising and marketing expenses as incurred.

14) Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosures in the financial statements through April 19, 2021, the date on which the financial statements were available to be issued. No subsequent events were noted for adjustment to the financial statements and/or disclosure.

3. Concentration risk

As of December 31, 2019, and 2020, there are 3 and 37 balances in Accounts payables respectively, and the five largest balances composed the 100% and 92% of the whole balance; there are 38 and 32 balances in Prepaid expenses respectively, and the five largest balances composed the 84% and 61% of the whole balance; there are 29 and 28 balances in Other accounts payables respectively, and the five largest balances composed the 91% of the whole balance in 2 successive years; there are 2 and 3 balances in Other accounts receivables respectively, and the three or two largest balances composed the 100% of the whole balance in 2 successive years, Unit: CNY

Items	Top 5 items for 2019			Top 5 items for 2020		
	Amount	% of amount	% of number of balance	Amount	% of amount	% of number of balance
Accounts payables	77,901.60	100%	100%	3,331,622.12	92%	14%
Prepaid expenses	2,036,316.40	84%	13%	575,690.77	61%	16%
Other accounts payables	26,476,343.11	91%	17%	37,802,700.00	91%	21%
Other accounts receivables	40,029.81	100%	100%	46,502.00	100%	100%

4. RELATED PARTY TRANSACTIONS

Related party transactions existed in year of 2019 and 2020, the balance of related party transactions were as follow: Unit: CNY

Items	FY2019		FY2020	
	Amount	% of amount	Amount	% of amount
Accounts payables	0.00	0%	2,144,449.60	59%
Prepaid expenses	1,596,316.40	66%	11,923.20	1%
Other accounts payables	18,676,343.11	64%	27,902,700.00	67%
Other accounts receivables	0.00	0%	0.00	0%

5. BAD DEBT EXPENSE AND RECOVERY

No bad debt incurred in the year ended December 31, 2019 and 2020.

6. Value-added TAX (VAT)

The sales or importation of goods, the provision of service, and the sales of intangible properties and immovable properties are subject to VAT in P.R.China. For taxpayers, input VAT can be credited against output VAT. For taxpayers whose input VAT balance exceed the output VAT balance may be generally entitled to a credit or refund of amount which is difference between input VAT and output VAT. So we reclassified this amount as Other non-current assets. And Cost of goods sold also included amount of the VAT.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Eli Electric Vehicles

The next evolution of personal mobility


The Next Evolution of Personal Mobility

Website | Los Angeles, CA | DESIGN | TECHNOLOGY

Eli reimagines personal vehicles by creating advanced, efficient, and affordable Micro-EVs 🚙. After our last campaign, we are successfully building our first Micro-EV model, Eli ZERO Plus, and it's fully road-ready for European streets.

$1,276,022 raised
$1,376,849 previously crowdfunded

1,042 Investors	$31.7M Valuation
$5.50 Price per Share	$275.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Already In Production and Sales: Not a concept, Not a prototype — after years of development, Eli's first model is fully homologated, and we are building our first vehicles to be sold through our distributor partners in Europe!
- The Next-Big-Thing in Mobility: The fast-growing market for micro-mobility in the US, EU, and China is expected to become a ~$320B market by 2030. Rapid urbanization and electrification are calling for a new type of EV!
- Award-Winning: 2021 iF Award Winning product; by a world-class team of designers, engineers, and supply chain professionals; partnership with established manufacturers and major distributors!

Progress Overview

- **Over 2000+ investors** have joined our mission to build a new urban EV.
- Our first micro-EV model Eli ZERO is not just a concept, or a prototype— now, we are in small-batch production, **already shipping to Europe.**
- We are launching sales in Italy, Austria, Germany, and the Netherlands, and planning for US launch in 2023.


3
Eli

We are reaching the most exciting stage of our company's development!

Successful Development
Building a micro-EV product & platform from the ground up

In Production
Already starting Small Batch Production

1500+ Investors
From previous CF campaign in 2020

Sales in 2021
Sales in selected EU regions begins soon

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$275+
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This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$550+
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Receive 3% bonus shares.

$1,200+
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Receive 6% bonus shares.

$2,500+
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Receive 8% bonus shares.

$5,500+
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Receive 13% bonus shares + name recognition on special user manual + all lower-tier perks.

EU Homologation
Road ready and sales ready in multiply EU countries

US Street Legal
Designed to be street legal as NEV/LSEV in the US

LA Cleantech Incubator
Portfolio Company

iF Design Award
2021 Winner

$25,000+

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Receive 16% bonus shares + all lower-tier perks.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In the past year, over 1,500 new investors have joined us on our journey. Now we've reached the most critical milestone for any EV startup. After years of development, we're successfully producing small batches of our first vehicle, Eli ZERO.

It's crazy to think that just over five years ago, Eli was just some ideas sketched on a piece of tracing paper.

The idea was simple.

Today, cars are primarily designed for highways and long-distance trips, but the majority of car trips are actually less than 10 miles, carrying just one person. Cars are over-sized, over-engineered, and inconvenient for short urban trips, causing congestion and pollution. A staggering 70% of the world's population is projected to live in cities by 2050. To keep our increasingly populated cities livable, we need to build cars that fit future cities and make local trips efficient and convenient.

At Eli, we have a different vision for urban mobility, and we're building a reality by building a new type of car called micro-EVs. We believe these compact, efficient, affordable vehicles can eventually replace larger cars on urban streets.

Our first model, Eli ZERO, is less than half the size, half the price of a regular car. It is also 3-10 times as energy efficient.

It isn't easy building a new type of EV from the ground up, but we've come a long way. Over the past few years, we've completed the design, engineering, supply chain development of Eli ZERO. We've gone through various stages of prototyping and validation, and built test vehicle after test vehicle, and now, we're finally in small batch production. Eli ZERO is ready for European streets, and we are excited to be launching in Europe through our distribution partners.

KSR is the leading distribution company for scooters, e-scooters, motorcycles and ATVs across Europe, and we see huge potential in light electric mobility vehicles in our territories. We are so happy to announce our cooperation with Eli for the distribution of the Eli ZERO in our markets.

We're finally reaching the most exciting stage of our company's development. Now, we're building Eli ZERO in small batches. We have more interest in the vehicle than we can build. As an investor, you can help and take us to the next level. Let's build a different kind of EV brand together and shape the future of urban mobility.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ELI ELECTRIC VEHICLES, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JULY, A.D. 2020, AT 10:53 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6747090 8100
SR# 20206324921

Authentication: 203324119
Date: 07-22-20

ELI ELECTRIC VEHICLES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Eli Electric Vehicles, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), hereby certifies as follows.

1. The name of this corporation is Eli Electric Vehicles, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 6, 2018 under the name Eli Electric Vehicles, Inc.

2. An Amended and Restated Certificate of Incorporation of this corporation (the "***Amended and Restated Certificate***") was filed with the Secretary of State of the State of Delaware on December 2, 2019.

3. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, **which** resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Amended and Restated Certificate of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation (this "***Restated Certificate***") was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate, which restates and integrates and further amends the provisions of this corporation's Amended and Restated Certificate, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this corporation on July 20th , 2020.

By: [signature]
Name: Binhan Li
Title: CEO

Exhibit A

ELI ELECTRIC VEHICLES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I
NAME

The name of this corporation is Eli Electric Vehicles, Inc. (the "***Corporation***").

ARTICLE II
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle,19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
DEFINITIONS

As used in this Second Amended and Restated Certificate of Incorporation (this "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board***" means the Board of Directors of the Corporation.

"***Board Composition***" means that the holders of record of the shares of Common Stock will be entitled to elect one director of the Corporation.

"***Capitalization Change***" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"***holders***" of any particular class or series of Preferred Stock means, the holders of such class or series of issued and outstanding Preferred Stock and the outstanding Warrants to purchase such class or series of Preferred Stock; of shares of Preferred Stock means, the holders of the issued and outstanding shares of Preferred Stock and the outstanding Warrants to purchase shares of Preferred Stock; of shares of capital stock means, the holders of the issued and outstanding shares of Common Stock and Preferred Stock, and the outstanding Warrants to purchase shares of Preferred Stock.

"***Original Issue Price***" means price per share of US$1.42.

"***Requisite Holders***" means the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis, assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants).

"***Warrants***" means the warrants granted to certain investors to purchase shares of Series Seed Preferred Stock options in connection with certain loans extended to the Corporation's wholly owned subsidiary in P.R. China pursuant to the Series Seed Investment Agreement by and among the Corporation and certain other parties thereto dated as of the date therein.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,000,000, consisting of (a) 10,000,000 shares of Class A Common Stock of the Corporation, $0.0001 per share ("***Class A Common Stock***"), (b) 2,000,000 shares of Class B Common Stock of the Corporation, $0.0001 per share ("***Class B Common Stock***", together with Class A Common Stock, the "***Common Stock***"), and (c) 8,000,000 shares of Preferred Stock of the Corporation, $0,0001 per share ("***Preferred Stock***"). Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges, restrictions, qualifications, and limitations apply to Common Stock.

1. **General.** The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

2. **Voting.** The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). The holders of Class B Common Stock are entitled to four votes for each share of Class B Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock or Class B Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. Except as expressly provided herein or as required by law, the holders of Class A Common Stock will have the same powers, rights, and preferences as, and will rank equally and share proportionately with, and be identical in all respects as to all matters to, the Class B Common Stock, including the right to attend stockholders meetings and receive informational distributions from the Corporation with respect to such meetings.

3. **Conversion of Class B Common Stock**.

3.1 Voluntary Conversion. Each share of Class B Common Stock may be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) if the holder of such share of Class B Common Stock approves or consents to such conversion.

3.2 Mandatory Conversion upon Transfer. If, at any time on or after the filing of this Restated Certificate with the Secretary of State of the State of Delaware, any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like).

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. Upon any conversion of shares of Class B Common Stock into shares of Class A Common Stock pursuant to this Restated Certificate , a holder of Class B Common Stock will surrender the certificate or certificates for the shares of Class B Common Stock, if any (or, if such holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Class B Common Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Class B Common Stock represented by any such certificate or certificates and, if applicable, any event on which the conversion is contingent. The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion, and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after thereafter, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Class A Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Class B Common Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (b) pay all declared but unpaid dividends on the shares of Class B Common Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Class B Common Stock, the Corporation will at all times while any share of Class B Common Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Class A Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Class B Common Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

3.3.3 Effect of Conversion. All shares of Class B Common Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the time of conversion, except only the right of the holders of such shares to receive shares of Class A Common Stock in exchange for such shares, and to receive payment of any dividends declared but unpaid on such shares.

Any shares of Class B Common Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

B. PREFERRED STOCK

The following rights, powers, privileges, restrictions, qualifications and limitations apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock and Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

1.2 Deemed Liquidation Events.

1.2.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation not less than five days before the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.2.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.2.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.2 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes will not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all such shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock will vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock, and will be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the bylaws of the Corporation (the "***Bylaws***").

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants), the Corporation will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement at no greater than original cost);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, only into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price of such series of Preferred Stock in effect at the time of conversion. References to conversion to Common Stock in this Section 3 shall refer to Class A Common Stock in the case of the Preferred Stock. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock, if any (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred

Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders of such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of

Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections

3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.2, if any consolidation or merger occurs involving the Corporation in which Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Adjustments for Diluting Issues.

3.9.1 Special Definitions. For purposes of this Section 3.9, the following definitions will apply:

(a) "***Option***" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, but excluding the Warrants.

(b) "***Convertible Securities***" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options and the Warrants.

(c) "***Additional Shares of Common Stock***" mean all shares of Common Stock issued (or, pursuant to Section 3.9.3, deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities and the Warrants (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.4, Section 3.5, Section 3.6, Section 3.7 or Section 3.8;

(iii) subject to the approval required by Section 2.3, shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the

Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or the Warrants, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Warrant or Convertible Security.

3.9.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.9.4 Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.9.3), without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

(a) "***CP2***" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b) "***CP1***" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

(c) "***A***" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options and Warrants therefor) immediately before such issue);

(d) "***B***" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "***C***" means the number of such Additional Shares of Common Stock issued in such transaction.

3.9.5 Determination of Consideration. For purposes of this Section 3.9, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock will be computed as follows:

(a) Cash and Property: Such consideration will:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6 Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the

Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3. 11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3. 12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted shares of Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants) on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Class A Common Stock then issuable upon conversion of all shares of such Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock (including the Warrants convertible to the shares of the Preferred Stock) set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security;

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to Preferred Stock and Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI
PREEMPTIVE RIGHTS

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII
BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX
DIRECTOR LIABILITY

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X
CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]



Eli Electric Vehicles

The next evolution of personal mobility

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Our Labor Day Weekend with Eli ZERO

Date Created: Sep 06, 2021 11:05PM

Hi Eli Family!

We enjoyed a good picnic with friends, riding around a farm in an Eli ZERO.

Hope y'all had an awesome Labor Day weekend!





In case you missed our last update, as an investor, since our previous round closed a month ago, here are what to expect next:

Future Updates: we will keep you updated on your investment and send quarterly updates of our company's activities.

Your Investments: For questions on your convertible notes investment, click HERE.

Have Questions? You can reach out to us at ir@eli.world if you have any questions.



On that note, Eli Electric may be launching a new round of crowdfunding in the future! Before we are able to officially announce the offering, we want you to have the chance to be the first to know when we launch a new campaign. **Please subscribe by clicking the button below.** 👇

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Don't miss the next opportunity to invest in Eli...

If you missed this round, **please follow us via the link below**, and make sure **not to miss the next opportunity to become an early investor in Eli**.

If you are already an investor, please continue to support us as we grow! This is just the beginning of an exciting journey to change urban transportation!

🚙Thank You, and What's Next for Eli?

Date Created: Aug 31, 2021 3:56AM

THANK YOU!

As we closed our 1st round of crowdfunding on StartEngine, we've **welcomed over 1,500 new investors to Eli's Family**. We want to start this update by saying, **THANK YOU!**

Our investors' support has pushed us through many crucial milestones this year, and recently, we are proud to have STARTED PRODUCTION of our 1st vehicle model Eli ZERO.



A picture is worth a thousand words... Thanks to you, Eli ZERO is already in small batch production!

WHAT TO EXPECT NEXT?

As an investor, here are a few important things that you need to know.

Future Updates: we will keep you updated on your investment and send quarterly updates of our company's activities;

Your Investments: For questions on your convertible notes investment, click HERE;

Have Questions? You can reach out to us at IR@eli.world if you have any questions;

On that note, Eli Electric may be launching a new round of crowdfunding in the future! Before we are able to officially announce the offering, we want you to have the chance to be the first to know when we launch a new campaign. Please **subscribe by clicking the button below** 👇

SUBSCRIBE NOW

Don't miss the next opportunity to invest in Eli...

If you missed this round, please **follow us via the link below**, and make sure **not to miss the next opportunity to become an early investor in Eli**.

If you are already an investor, please continue to support us as we grow! This is just the beginning of an exciting journey to change urban transportation!



Eli ZERO in Italy

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StartEngine
Update From Eli Electric Vehicles: 🚙Thank You, and What's Next for Eli?
To: Guowei Zheng

Inbox - iCloud August 31, 2021 at 8:16 AM

start engine

New Update From Eli Electric Vehicles



Hi Guowei,

Eli Electric Vehicles has shared a new update on their campaign page:

🚙Thank You, and What's Next for Eli?

Read the Full Update

startengine

StartEngine
Inbox - iCloud September 8, 2021 at 3:20 AM
Update From Eli Electric Vehicles: Our Labor Day Weekend with Eli ZERO
To: Guowei Zheng

startengine

New Update From Eli Electric Vehicles



Hi Guowei,

Eli Electric Vehicles has shared a new update on their campaign page:

Our Labor Day Weekend with Eli ZERO

Read the Full Update

From: StartEngine <[illegible]>
Subject: Update From Eli Electric Vehicles: Thank You, and What's Next for Eli?
Date: August 31, 2021 at 8:16:46 AM GMT+8
To: Guowei Zheng <[illegible]>

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New Update From Eli Electric Vehicles

Hi Guowei,

Eli Electric Vehicles has shared a new update on their campaign page:

Thank You, and What's Next for Eli?

Read the Full Update

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